CONTRACTUAL OBLIGATIONS OF THE COMPANY

The following table presents, as at December 31, 2006, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below. (expressed in Canadian dollars):

	Payments due by period
Contractual
obligations	Total	Less than	1-3	3-5		More than
		1year	years	years		5 years
Long-term debt obligations	--	--		--	--	--
Purchase obligations	--	--		--	--	--
Other long term obligations	$428,679	$107,412	$295,227	$26,040		Nil
Total contractual obligations	$428,679	$107,412	$295,227	$26,040		Nil